CABINET GROW, INC.

319 CLEMATIS STREET, SUITE 1008

WEST PALM BEACH, FL. 33401

October 31, 2014

Filed Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4631

ATTN:	Justin Dobbie
Legal Branch Chief

Re:	Cabinet Grow, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 15, 2014
File No. 333-197749

Dear Mr. Dobbie:

This letter is in response to the comments of the U.S. Securities and Exchange Commission (the “Commission”) dated October 29, 2014, with respect to the above-referenced filing on Form S-1 of Cabinet Grow, Inc., a Nevada corporation (the “Company”). Our responses below follow the text of each comment and are reproduced consecutively for your convenience.

General

1.	We note your response to our prior comment 1. Please explain to us the basis for your belief that because you do not sell or distribute any cannabis seed or cannabis plant products you have no risk of being deemed to facilitate the selling or distribution of marijuana. In your response, please reconcile your disclosure that there is no risk with your response to comment 36 of our letter dated August 27, 2014 that there is a “relatively low risk” of being deemed to facilitate the selling or distribution of marijuana.

Response 1: The basis of our belief that we have no risk of being deemed to facilitate the selling or distribution of marijuana under federal and state laws is because we do not sell or distribute any marijuana seed or plants. The “relatively low risk” language contained in the initial S-1 was removed in the S-1A-2. As disclosed. under the Controlled Substance Act (“CSA”) Title 21, Section 863, (Drug Paraphernalia) is defined to mean any equipment, product, or material of any kind which is primarily intended or designed for use in manufacturing, compounding, converting, concealing, producing processing, preparing, injecting ingesting, inhaling or otherwise introducing into the human body a controlled substance, possession of which is unlawful under this subchapter. Our products are primarily designed for general agricultural use. We have no direct or indirect design features in our equipment specifically or primarily of the cultivation of medical cannabis.  Our customers can grow anything they desire in our equipment.

We believe that the CSA Drug Paraphernalia prohibition could prohibit us from selling our products if we manufactured and distributed our products primarily for the purpose of growing a controlled substance. However, we design, manufacture and sell a lawful piece of equipment to individuals interested in small scale hydroponic and soil based agriculture.

As indicated above, the intended use of our products is for small scale home hydroponic and soil general agriculture.  As further disclosed, federal authorities have not focused, nor have they threatened to focus their resources on tangential or secondary violation of the CSA.  The basis of our belief that federal authorities have not focused, nor have they threatened to focus their resources on tangential or secondary violation of the CSA is from a recent memorandum from the Department of Justice (the “DOJ”) to provide guidance to federal law enforcement, entitled Guidance Regarding Marijuana Enforcement which was sent to all United States Attorneys from Deputy Attorney General James Cole on August 29, 2013.  This memorandum provides that the DOJ is committed to enforcement of the CSA but the DOJ is also committed to using its limited investigative and prosecutorial resources to address the most significant threats in the most effective, consistent and rational way.

The memorandum provides updated guidance to federal prosecutors concerning marijuana enforcement in light of state laws legalizing medical and recreational marijuana possession in small amounts.  The memorandum sets forth certain enforcement priorities that are important to the federal government:

•	Distribution of marijuana to children;
•	Revenue from the sale of marijuana going to criminals;
•	Diversion of medical marijuana from states where is legal to states where it is not;
•	Using state authorized marijuana activity as a pretext of other illegal drug activity;
•	Preventing violence in the cultivation and distribution of marijuana;
•	Preventing drugged driving;
•	Growing marijuana on federal property; and
•	Prevent possession or use of marijuana on federal property.

As indicated in this DOJ memorandum federal law enforcement is not devoting resources to prosecuting individuals whose conduct is limited to possession of small amounts of marijuana for use on private property but relied on state and local law enforcement to address marijuana activity.

Government Regulation, page 25

2.	We note your response to our prior comment 9. We also note your response to comment 36 of our letter dated August 27, 2014. Please explain to us why you are unable or do not believe it is appropriate to disclose in this section your belief that the Controlled Substances Act and state laws would prohibit you from selling your products if you knew the purpose was to grow recreational cannabis.

Response 2:

In the second paragraph of Government Regulation, page 25, we state: “If the Department of Justice (the “DOJ”) Guidance Regarding Marijuana Enforcement to all United States Attorneys from Deputy Attorney General David Ogden on October 19, 2009, and from Deputy Attorney General James Cole on June 29, 2011 and again from Deputy Attorney General James Cole on August 29, 2013, were reversed and it was determined that the Company violated the regulation of drug paraphernalia under the CSA then the Company would need to make appropriate modifications to its products to avoid violation of the CSA. Until Congress amends the CSA with respect to medical marijuana, there is a risk that federal authorities may enforce current federal law. Active enforcement of the current federal regulatory position on cannabis may thus indirectly and adversely affect revenues and profits of the Company. The risk of strict enforcement of the CSA in light of congressional activity, judicial holdings and stated federal policy remains uncertain.”

Our products are not primarily intended or designed for producing a controlled substance. Our primary intent is to allow our customers to grow whatever they want in a small scale hydroponic or soil based environment. We are not aware of any requirement for us to inquire from our customer how they primary intend to use our products. If a customer grows medical cannabis in our products it is possible they could be in violation of possession of Drug Paraphernalia under Title 21, Section 863 of the CSA.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further information, please do not hesitate to contact us.

Sincerely,

/s/ Barry Hollander

Barry Hollander

Chief Financial Officer

cc:	Sam May
Laura Anthony, Esq.
Legal & Compliance, LLC